SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Lyft Technologies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to an article from CNBC, available at https://www.cnbc.com/2020/06/02/lyft-reports-26percent-growth-in-rides-for-may-as-states-begin-to-reopen.html]

[This reference is to an article from Reuters, available at https://www.reuters.com/article/us-health-coronavirus-lyft-lawsuit/lyft-violates-washington-dc-sick-day-law-during-pandemic-lawsuit-claims-idUSKBN2352X2]